EXHIBIT 20

20550 SW 115th Ave.
Tualatin, OR 97062
Phone #: 503-598-6659
Fax #: 503-598-3941
Website: www.powin.com

October 17, 2013

Dear Shareholder:

The purpose of this letter is to inform you that effective October 17, 2013 Powin Corporation completed a one-for-ten reverse stock split of its issued and outstanding common stock. This action was taken by the Board of Directors under authority granted by the Company’s Amended Articles of Incorporation.

The one-for-ten reverse split reduced the Company’s outstanding common stock from 162,307,538 shares to 16,230,754 shares. As a result of the reverse stock split, you now own one-tenth as many shares of Company common stock as you previously owned.  For example, if you owned 100 shares of Company common stock prior to the reverse stock split, you will now own 10 shares of Company common stock.  If, as a result of the reverse split, you hold a fraction of a share, then an additional fraction of a share will be allocated to sufficiently increase your position to the next whole share.

Please make a written notation on your stock certificate showing that your certificate now represents one tenth of the number of shares which it originally stated.  The Company stockholder records have been adjusted to reflect this change.

You do not need to obtain a new stock certificate at this time.  However, in the event you would like to be issued a new stock certificate at your expense, please feel free to contact the Company’s transfer agent at:

OTR, Inc.
1001 SW Fifth Ave., Suite 1550
Portland, OR  97204
Ph.: (503) 225-0375

Sincerely,

Joseph Lu
Chief Executive Officer